VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212



03029858

September 4, 2003



VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dlw 9/9

Enclosures

United States Sec Filing
September 4, 2003

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Hunter Gold Mine Option Receives Exchange Approval, dated August 12, 2003
2. ValGold Options Gold-Silver Claims Near Stewart, British Columbia, dated August 25, 2003

Correspondence with Securities Commissions

1. BC Form 45-102F2 - dated August 8, 2003
2. BC Form 45-102F2 - dated August 28, 2003

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 6, 2003, of 55,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 8th day of August 2003.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, Secretary

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
website www.valgold.com

August 12, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

HUNTER GOLD MINE PROPERTY OPTION RECEIVES EXCHANGE APPROVAL

ValGold Resources Ltd. ("ValGold") is pleased to announce that the TSX Venture Exchange has accepted for filing an option agreement ("Agreement") between ValGold and Wabigoon Resources Ltd. ("Wabigoon") of Toronto, Ontario to acquire a 100% interest in the former Hunter Gold Mine (the "Property"), located in the Timmins Mining Camp. The Property adjoins the famous Dome mine along its east boundary and consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario.

Under the terms of the Agreement ValGold has agreed to make total cash payments of $50,000 and issue 325,000 common shares to Wabigoon over a five-year period from the date of regulatory approval of the Agreement. In addition to the above, ValGold must also complete exploration activities on the Property and incur exploration expenses of no less than $500,000 during the first 60-month period following regulatory approval ("the Work Commitment").

In exchange for the above cash and share payments, and at the end of the five-year payment period, ValGold will have the exclusive right and option to earn 100% interest in the Property, subject only to royalties payable to Wabigoon, of 2.0% net smelter returns ("NSR") from production of gold, silver and other metals. ValGold will have the right to purchase 50% of the NSR from Wabigoon for $1,000,000 at any time up to the commencement of commercial production.

ValGold may, at its discretion, accelerate its option and earn its 100% interest in the Property by completing its obligation for share issuances, cash payments and Work Commitment at any time during the currency of the Agreement, provided that ValGold is in compliance with the requirements under the Agreement to pay annual taxes on the patented claims, pay applicable NSR royalties and deliver written notice of intention to exercise its option to Wabigoon.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance. The initial 55,000 common shares to be issued pursuant to the Agreement will have a four-month hold period expiring December 7, 2003.

For further information on the Company's projects, visit the Company's website at www.valgold.com.

Shannon M. Ross
Corporate Secretary

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622; Fax: (604) 687-4212; www.valgold.com

August 25, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD OPTIONS GOLD-SILVER CLAIMS NEAR STEWART, BRITISH COLUMBIA

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has signed an option agreement ("Agreement") with Mr. Rick Kasum (the "Optionor") to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Horseshoe Property is located about 12 kilometers south of the town of Stewart and consists of five contiguous staked claims composed of 72 units that cover approximately 1,450 hectares. To date, three zones of gold-silver mineralization have been identified within the claim area associated within strataform, siliceous sulphide-rich beds.

Geological Setting

The Horseshoe Property is situated in Stewart Complex rocks of the Upper Triassic Stuhini Group and the Lower – Mid Jurassic Hazelton Group. These rocks make up an assemblage of andesitic to dacitic volcanic pyroclastic strata containing interbedded sediments, all of which are folded into a north-trending syncline. The Stewart Complex is bordered on the west by Tertiary – Jurassic age granitic intrusive rocks.

Almost all of the numerous gold – silver deposits in the Stewart area are situated in Hazelton group strata, notably where the strata is in close contact with Jurassic granites. Examples of this deposit type include such prolific gold and silver producers as the Silbak Premier, Big Missouri, Dunwell, Porter Idaho, Indian and Lucky Seven mines. In addition, the gold mineralization within the Horseshoe Property occurs in a similar geological setting to the Silbak Premier mine which is located 32 kilometers to the north of the Horseshoe Property. The Silbak operated for almost 60 years producing 56,163 kg (1.8 million ounces) of gold and 1,274,691 kg (41 million ounces) of silver from ore that varied from quartz veins and vein stockworks to banded massive sulphide-rich mineralization.

Horseshoe Property

The Horseshoe Property geology is composed of Late Triassic Stuhini group sedimentary rocks that are overlain by volcanic rocks of the lower Jurassic Unuk River formation. All of the units have north to northwesterly strikes and dip modestly eastward at 35° to 60°. The Jurassic age Bulldog Creek granite occurs in the west half of the claims.

Three areas of mineralization have been discovered within the Horseshoe Property; the Engineer, the Washington and the High Grade showings. The High Grade showings, which have recently been examined by ValGold consultants, consist of the Upper, Middle and Lower veins. The High Grade veins have been mapped over a 400m strike-length as concordant mineralized bedded units within the pyroclastic rocks of the Unuk River Formation. The veins range up to 3.5 m thick and are mainly composed of quartz and calcite with trace to 20% pyrite plus varying amounts of chalcopyrite, arsenopyrite, sphalerite and galena.

Outcrop chip samples were taken by ValGold from both surface exposures and from mineralized material exposed in an old adit driven on the Middle vein. Results of the assays are listed in the following table. Highlights of the chip sampling include 23.6 g/t gold over 0.3 m, 6.45 g/t gold over 3.2 m and 3.82 g/t gold over 2.5m. These results confirm those of previous operators that in 1995, had reported assays for 7 chip samples taken at regular intervals over a 135m strike that averaged 8.6 g/t gold across a width of 1.2 m.

ValGold geologists are currently preparing to return to the site to conduct sampling of the other known occurrences including the High Grade Upper and Lower veins. In addition, as weather permits, the crew will be mapping and prospecting for exposures that previously were snow covered.

Samples were taken in July 2003 of the Horseshoe Property – High Grade Middle vein surface exposures. These were continuous chip samples. The Qualified Person for the Horseshoe Property exploration work is Mr. H. M. Meixner who is responsible for the fieldwork supervision and reporting as defined in National Instrument 43-101.

Sample Description	Width		Au (ppm)	Au (oz/t)	Cu (ppm)	Ag (ppm)	Ag (oz/t)
	(m)	(ft)					
High Grade Middle Vein							
Continuous Chip	1.2	3.9	0.09	0.00	843	5.4	0.17
Continuous Chip	0.3	1.0	23.6	0.76	2950	81.2	2.61
Continuous Chip	3.2	10.5	6.45	0.21	1120	14.0	0.45
Continuous Chip	2.5	8.2	3.82	0.12	255	69.3	2.23

Option Agreement

ValGold has agreed to make total cash payments of $32,000 and issue 100,000 common shares to the Optionor over a 24-month period from the date of regulatory approval of the Agreement. In addition to the above, ValGold must also complete exploration activities on the Horseshoe Property and incur exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval (the "Work Commitment"). In exchange, ValGold will earn a 100% interest in the Horseshoe Property, subject only to 2.5% net smelter returns ("NSR") payable to Optionor. ValGold may reduce the NSR to 1% by paying the Optionor $1,000,000 at any time up to the commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement will have a four-month hold period expiring four months from the date of each issuance. The initial 30,000 common shares to be issued pursuant to the Agreement will have a hold period expiring four months from regulatory approval.

ValGold Summary

With the acquisition of the Horseshoe Property, ValGold has four excellent exploration projects. In Manitoba, the Company holds approximately 3 claim groups that cover more than 60,000 ha of the proposed Thompson nickel belt extension. ValGold is preparing to launch an airborne geophysical program to better delineate the next drill targets. Near Thunder Bay in Ontario, ValGold has entered its second year of exploring the properties it holds in the Tower Mountain Project where it has been successfully drilling for Kirkland Lake style porphyry-related gold mineralization. In addition, exploration of the newly acquired Hunter gold mine property adjacent to the prolific Dome mine in Timmins will be underway this fall in advance of launching the first round of diamond drilling during the winter.

For further information on the Company's projects, strong financial condition, and contacts, please visit the Company's website: http://www.valgold.com/

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 27, 2003, of 30,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 28th day of August 2003.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, Secretary

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